Exhibit 99.IND PUB ACCT

Exhibit 13.(a)(4)	Changes in Registrant’s Certifying Accountant.

There was a change in the registrant’s independent public accountant during the reporting period. Below is the information called for by Item 4 of Form 8-K, which was included in the Fund’s current report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on September 12, 2023.

Item 4.01	Changes in Registrant’s Certifying Accountant.

(a) Resignation of independent registered public accounting firm

On September 6, 2023, Deloitte & Touche LLP (“D&T”), the independent registered public accounting firm for the Tekla World Healthcare Fund (the “Fund”), resigned due to an anticipated independence issue arising as a result of a pending transaction between Tekla Capital Management LLC and abrdn Inc. On September 7, 2023, the Audit Committee of the Board of Trustees (the “Board”) of the Fund approved D&T’s resignation.

The reports of D&T on the Fund’s financial statements as of and for the two most recent fiscal years ended September 30, 2022 and September 30, 2021 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainties, audit scope or accounting principles.

During the Fund’s two most recent fiscal years (ended September 30, 2022 and September 30, 2021) and the subsequent interim period through September 6, 2023, there were no “disagreements” (within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) between the Fund and D&T on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of D&T, would have caused D&T to make reference to the subject matter of the disagreements in its reports on the financial statements of the Fund for such years.

Also during this same period, there were no “reportable events” (within the meaning of Item 304(a)(1)(v) of Regulation S-K and the related instructions under the Exchange Act).

The Fund has provided D&T with a copy of the foregoing disclosures under Item 4.01 on Form 8-K prior to filing it with the U.S. Securities and Exchange Commission (“SEC”) and has requested that D&T furnish to the Fund with a letter addressed to the SEC stating whether it agrees with the statements made by the Fund in this Item 4.01 on Form 8-K. A copy of D&T’s letter, dated September 12, 2023, is attached as Exhibit 16.1 to this report on Form 8-K.

(b) Engagement of new independent registered public accounting firm

On September 7, 2023, upon the recommendation of the Audit Committee of the Board, the Board approved the engagement of KPMG LLP (“KPMG”) as the independent registered public accounting firm for the Fund for the fiscal year ending September 30, 2023. During the Fund’s two most recent fiscal years (ended September 30, 2022 and September 30, 2021) and the subsequent interim period prior to the engagement of KPMG, neither the Fund, nor anyone on the Fund’s behalf consulted with KPMG regarding (1) the application of accounting principles to a specified transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on the Fund’s financial statements; or (3) the subject of any “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act and the instructions thereto, or a “reportable event,” as defined in Item 304(a) (1)(v) of Regulation S-K under the Exchange Act.

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Exhibit 16.1 of Form 8-K

September 12, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Tekla World Healthcare Form 8-K dated September 12, 2023, and we agree with the statements made therein.

Yours truly,

/s/ Deloitte & Touche LLP

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